Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nomad Royalty Company Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomad Royalty Company Ltd. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recognition of deferred income tax assets
As described in notes 3, 5 and 17 to the consolidated financial statements, the Company recognized deferred income tax assets amounting to $43.1 million as of December 31, 2021. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Management reassesses its deferred income tax assets at the end of each reporting period. In recognizing deferred income tax assets, management makes judgments related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces.
The principal considerations for our determination that performing procedures relating to recognition of deferred income tax assets is a critical audit matter are (i) the judgments by management when developing the future taxable income which in turn led to (ii) a high degree of auditor judgments, subjectivity and effort in performing procedures and evaluating the audit evidence relating to the forecasted cash flows from operations which require the use of estimates and assumptions such as the long-term commodity prices and recoverable metal ounces

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the recognition of deferred income tax assets, including the assessment of whether it is probable that sufficient future taxable income will be available against which the temporary differences can be utilized. The assessment of the sufficiency of the future taxable income involved (i) testing the underlying data used by management in determining the future taxable income; (ii) evaluating the reasonability of forecasted cash flows from operations by considering the current performance of the Company, assessing the reasonableness of long-term commodity prices by comparing them to third party industry forecasts, and assessing the reasonableness of recoverable metal ounces by comparing them to technical information provided to management by operators of royalty and stream interests; and (iii) evaluating whether management appropriately adjusted for differences between forecasted cash flows from operations and future taxable income.
/s/PricewaterhouseCoopers LLP1
Montréal, Canada
March 30, 2022
We have served as the Company’s auditor since 2020.1

1 FCPA auditor, FCA, public accountancy permit No. A115888